January 20, 2011

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:     Orion ·Marine Group, Inc.
            Form 10-K for the Year Ended December 31, 2009
            Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
            Definitive Proxy Statement on Schedule 14A filed on April 12, 2010
            Form 8-K filed July 1, 2010
            File No. 1-33891

Dear Mr. Decker:

Orion Marine Group, Inc., (the “Company”) hereby responds to the comments received by facsimile on December 23, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For your convenience and as requested, the Company’s responses are prefaced by the exact text of the Staff’s corresponding comment, which in each case is set forth in bold text.

FORM l0-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Long-Lived Assets, page 29

1.
In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please disclose the: following in your future filings:

  How you group long-lived assets for impairment and your basis for that determination;
  Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
  Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
  For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.
Please show us in your supplemental response what the revisions will look like.

Response:  The Company’s long-lived assets consist primarily of equipment used in its operations.  We review the carrying value of our equipment for impairment when events or changes in circumstances, such as poor utilization or physical condition of the asset indicate that the carrying value may not be recoverable.   We estimate the fair value of the equipment through known outside market transactions and our own expertise in the industry.  We assess whether future undiscounted net cash flows generated by the assets exceed the recorded carrying value to determine if impairment is indicated.

The following excerpt from our Annual Report on Form 10-K for the year ended December 31, 2009 revises our description of long-lived assets to apply the Staff’s comments to our future filings:

Our long-lived assets, which consist primarily of equipment used in our operations are grouped according to type and estimated useful life.  Fixed assets are carried at cost and are depreciated over their estimated useful lives, ranging from one to thirty years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of our long-lived assets is evaluated periodically based on utilization of the asset and physical condition of the asset, as well as the useful life of the asset to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances such as poor utilization or deteriorated physical condition indicate that the asset(s) should be reviewed for possible impairment, we use projections to assess whether future cash flows, including disposition, on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine if impairment exists.  If we identify a potential impairment, we will estimate the fair value of the asset through known market transactions of similar equipment and other valuation techniques, and could include the use of similar projections on a discounted basis. We will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values. At December 31, 2009, there were no indicators of impairment for our asset groups.

Goodwill, page 29

2.
In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please revise your future filings to disclose how you determined the reporting unit(s) to which your goodwill applies. If any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

  Identify the reporting unit:
  The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
  The amount of goodwill;
  A description of the assumptions that drive the estimated fair value;
  A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
  A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions to your future filings will look like.

Response:  The following excerpt from our Annual Report on Form 10-K for the year ended December 31, 2009 revises our discussion of goodwill to apply the Staff’s comments to our future filings:

Goodwill recorded on our Consolidated Balance Sheets is subject to impairment testing at least annually or more frequently if events or circumstances indicate that the asset more likely than not may be impaired.  We evaluate goodwill at the reporting unit level.  We have determined that we have two reporting units, which are based on geography, and are referred to internally as “East Coast” and “Gulf Coast”.  Each reporting unit conducts similar business as described in this Annual Report on Form 10-K, which includes marine construction specialty services.   This reporting unit grouping reflects our internal management structure, which is based on the geographic location of our primary field offices.  The operations of each reporting unit share in the benefits of goodwill created by our acquisitions.

At December 31, 2009, goodwill totaled $12.0 million, of which $2.5 million related to the Gulf Coast, and $9.6 million resulted from the acquisition of equipment on the East Coast in 2008.

We assess the fair value of our two reporting units based on a weighted average of valuations based on market multiples, discounted cash flows, and consideration of our market capitalization.  The key assumptions used in the discounted cash flow valuations are discount rates and perpetual growth rates applied to cash flow projections.  Also inherent in the discounted cash flow valuation models are past performance, projections and assumptions in current operating plans, and revenue growth rates over the next five years.  These assumptions contemplate business, market and overall economic conditions.   We also consider assumptions that market participants may use.

As required by the Company’s policy, annual impairment tests of goodwill are performed during the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist.  Based on this testing, we determined that the estimated fair value of our reporting units substantially exceeded their respective carrying values as of October 31, 2009, goodwill was not impaired, and no events have occurred since that date that would require an interim impairment test.  In the future, our estimated fair value could be negatively impacted by deteriorating economic conditions, which may reduce our revenue growth potential.

Current Year - Year Ended December 31, 2009 compared with Year Ended December 31, 2008, page 31

3.
We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period, and does not quantify these factors when they are provided. For example, you state that the increase in revenue in 2009 was attributable, in part, to expansion of your dredging capabilities in 2008 and to progress schedules and rates of completion of the contracts in progress in 2009, but you do not quantify any of these factors. In addition, you note that your mix of projects shifted toward the public sector.  Without further disclosure, it is unclear how the shift from the private to public sector contributed to the increase 'in revenue. Similarly, we note that it is unclear what led to the increase in your gross profit and gross margin, as you only discuss factors that negatively impacted gross margin. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:  In future filings, the Company will expand its discussion of changes in various income statement line items to more clearly identify and quantify factors leading to changes in line items from period-to-period and provide more management insight into the future impact of any trends identified.

Controls and Procedures, page 37

4.
We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K. However, you state that your "disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in [y]our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Response:  In future filings, the Company will conform its language to clearly state that its disclosure controls and procedures were effective at the reasonable assurance level, if true.

Financial Statement
8.  Property and Equipment, page F-17

5.
In future filings, please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of contract revenues, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.  Please show us in your supplemental response what the revisions will look like.

Response:  In future filings, the Company will disclose the line items in which depreciation and amortization is included, as illustrated in the excerpt from our 2009 Annual Report on Form 10-K, which has been revised to apply the Staff’s comments below:

For the years ended December 31, 2009, 2008 and 2007 depreciation expense was $15.5 million, $14.7 million, and $12.4 million, respectively, substantially all of which is included in the cost of contract revenue in the Company’s Consolidated Statements of Income with the remaining included in selling, general and administrative expenses.  The assets of the Company are pledged as collateral for the Company’s line of credit.

6.
You had construction in progress of $14.4 million as of December 31, 2009.  If accounts payable contains any additions to your property and equipment assets, please revise your future filings to disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.

Response:  In future filings, the Company will disclose in a footnote any additions to property and equipment assets which may remain unpaid at the balance sheet date, if true and will ensure these amounts (if any) are not included in cash used by investing activities until the period in which payment is made.

Exhibit Index

7.
We note your disclosure that, unless otherwise noted, all exhibits are incorporated by reference to your Registration Statement on form S-1 filed on August 2007.  However, we note that you exhibit index lists various employment agreements entered into with you executive officers in December 2009. In future filings, please include a reference to the current reports on Form 8-K or other reports pursuant to which such agreements were filed as exhibits,

Response:  In future filings, the Company will include the proper references to reports in which such agreements and exhibits were filed.

Certifications

8.
We note that in paragraphs 4 and 5 you have deleted the "(s)" following "certifying officer(s)" and that you reference "153-15(f)" instead of l5d-15(f) in paragraph 4. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

Response:  In all future filings, the Company will file its certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010
General

9.	Please address the comments above in your interim filings as well.

Response:  The Company will address the comments above in its future filings.

3. Acquisition of T.W. LaQuay Dredging, LLC and assets purchased by Northwest Marine Construction, page 10

10.	In future filings, please revise your business acquisition note to disclose the amount of goodwill that is expected to be deductible for tax purposes. See ASC 805-30-50-1(d).

Response:  The Company will address the comments above in its future filings.

11.
You indicate that on February 11, 2011, you purchased several heavy civil marine Construction equipment items for a purchase price of approximately $7.0 million.  You disclosed that you recorded these assets at fair value in accordance with ASC 820.  Please address the following:

  Clarify if you acquired these items for cash of $7 million or if this was a non-monetary transaction.  Explain the specific aspects of the transaction which caused you to record the purchase of these assets at fair value instead of at cost;
  You indicate that based on your preliminary valuation of these assets, you have recognized a gain of approximately $2.2 million. Please tell us how you determined that it was appropriate to record a gain as a result of this transaction.  Please cite the accounting literature used to support your conclusions; and
  Tell us how you considered the provisions of ASC 805-50-30 in determining your accounting treatment.

Response:  The Company acquired marine construction equipment on February 11, 2010 for $7 million in cash.  The Company followed the guidance of ASC 805, Business Combinations, to account for the purchase as a business combination.  The acquisition constitutes a business, as the assets acquired met the definition of a “self-sustaining integrated set of activities and assets capable of being conducted and managed to provide a return to investors, owners, members or participants” and include such items as (a) long-lived assets, such as marine construction equipment, (b) the ability to obtain access to necessary materials or rights, and (c) employees, which collectively are used to bid and obtain projects, which generate contract revenue through our field office in Tacoma, Washington.

The Company applied the principles of ASC 820 regarding the determination of fair values for a variety of applications, including business combinations.  The Company believes that the valuation of $9.2 million reflected the appropriate fair market value under the “in-use” valuation premise, based on the expertise of senior management, as well as reliance on outside sources, such as dealer markets, broker markets and principal to principal markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations
Nine Months Ended September 30, 2010 compared with Nine Months Ended September 30, 2009, page 17

12.
You indicated that the decrease in margins was due to the use of outside contractors resulting from the mix of contracts between periods. In future filings, please quantify, if true, the extent to which T.W. LaQuay relied on subcontractors as compared to your reliance on subcontractors and discuss the impact on your results of operations.  Please also quantify and discuss the impact of the acquisition of T.W. LaQuay on your results of operations. Please show us in your supplemental response what the revisions to your future filings will look like.

Response:  The backlog of contracts acquired in the T.W. LaQuay acquisition were generally no different from the mix of contracts in progress at the Company, and therefore, our overall reliance on subcontractors was not impacted by the T.W. LaQuay acquisition.  The acquisition did not have a material impact on our margins between periods.  The following draft disclosure applies the Staff’s comments to our discussion of gross profit for the nine months ended September 30, 2010, compared with the nine months ended September 30, 2009:

Gross Profit.   Gross profit increased approximately $4.5 million, or 9.1%, in the first nine months of 2010 as compared with the corresponding period last year.  The improvement in gross profit was due primarily to the increase in revenues based on the progress schedules of our projects.  Gross margin for the nine months ended September 30, 2010 was 20.4%, as compared with 22.1% in the prior year period.  The decrease in margins was due primarily to the use of outside subcontractors resulting from the mix of contracts between periods.  The acquisition of T.W. LaQuay did not impact our overall reliance on outside subcontractors, and in general, the projects acquired in the acquisition did not significantly impact our overall margins.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
General

13.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Company’s Proxy Statement on Schedule 14A contained a brief discussion of the Board of Director’s role in risk oversight.  In future filings, the Company will expand this disclosure to provide greater detail of potential risk and effectiveness of the Company’s compensation programs.

Director Compensation, page 13

14.
We note that you have reported the value of the stock and option awards by reporting the amount of the award recognized during 2009 for financial reporting purposes. In future filings, please report the aggregate grant date fair value of the stock and option awards computed in accordance with FASB ASC Topic 718.  Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Item 402(k)(2)(iii)-(iv) of Regulation S-K.

Response:  In future filings, the Company will report the aggregate grant date fair value of stock and option awards computed in accordance with FASB ASC Topic 718.  The table below reflects the appropriate changes to the Company’s 2009 Proxy Statement on Schedule 14A to apply the Staff’s comments:

Name	Fees Earned or Paid in Cash	Stock Compensation (1)(2)	Option Awards(1)	Total
Thomas N. Amonett	$ 53,000	$ 95,000	--	$ 148,000
Richard L. Daerr, Jr.	$ 81,000	$ 95,000	--	$ 176,000
Austin J. Shanfelter	$ 46,000	$ 95,000	--	$ 141,000
Gene Stoever	$ 51,500	$ 60,000	$ 35,000	$ 146,500

1.
Non-employee directors each received an equity award of either restricted stock or options (at the recipient’s election) with a grant date fair value of $35,000, based on the average price of the Company’s stock on the date of grant, which awards were granted in June 2009, and at which time the closing price was $8.72.  Messrs. Amonett, Daerr and Shanfelter elected to receive stock, which is restricted from sale in total for a period of three years.  Mr. Stoever elected to receive options to purchase our common stock, which grant is restricted from exercise for a period of three years, the fair value as computed under Topic 718 of the FASB ASC was $8.38.

2.
In November 2009, after assessing industry peer group director compensation data, the Compensation Committee revised the director compensation plans, effective January 1, 2010.  The changes in the compensation for non-employee directors included an increase in the equity component to an annual amount of $60,000, based on the fair value on the date of grant.  The Compensation Committee authorized stock grants to non-employee directors in respect of 2010 equity compensation with a 6 month vesting period.  The grant date fair value of each director’s award of 3,140 shares of restricted stock was $19.11 per share.

Compensation Discussion & Analysis
Establishing Executive Compensation, page 18

15.
We note that for the 2009 fiscal year you based compensation on the 2008 executive compensation program, with certain adjustments for 2009. We further note that the 2008 executive compensation program was established based on benchmarked parameters set after a review of certain peer companies. In future filings, please disclose what these benchmarked parameters were and where actual payments fell within targeted parameters for each element of compensation. In addition, we note that you adjusted certain elements of compensation in 2009 so that they were closer to the "median" of the peer companies. In future filings, please also explain how the Compensation Committee made its decision to pay actual compensation outside the targeted percentile range, including whether new targets have been set so that certain elements of compensation are now paid at the median of the peer companies.  Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  In future filings, the Company will provide additional disclosure in respect of the Company’s executive compensation programs.  A draft disclosure based on results for the most recently completed fiscal year is provided below to apply the Staff’s comments:

For the 2009 fiscal year, the Compensation Committee did not retain an independent consultant, but continued with its recommendations and reviewed the effectiveness of the 2008 executive compensation program in supporting the Company’s business strategy, conformity with corporate governance guidelines, and the current business and regulatory environment.

The following chart illustrates for each named executive officer the relationship between his fiscal 2009 target total direct compensation and a market reference point, showing the approximate percentile of the marketplace for each (incorporating a blend of peer group and survey data).  As shown in the table below, fiscal 2009 target total direct compensation for our executives fell between the market 50th and 75th percentiles for each position – for an average posture at the 55st percentile.  To the extent that target pay falls outside this range, it may be a result of a variety of factors that are typically incorporated in the Committee’s pay decisions, including (but not limited to): internal pay equity, time/tenure in position, and contractual obligations.

Base Salary, page 20

16.
We note your identification of the factors considered in connection with the base salary increases you gave to your named executive officers in 2009. We also note your disclosure on page 19 that base pay increased by approximately five percent.  With a view towards future disclosure, please tell us how you analyzed the noted factors-particularly the individualized factors-to arrive at approximately the same percentage increase for all of your named executive officers (other than Mr. Buchler).

Response:  In making pay decisions throughout the organization, the Company considers internal pay equity to be a key component.  We believe it is important that executive (and employee) compensation not only be externally competitive and consistent, but internally consistent as well.  Commitment to both internal and external consistency supports our goals of employee retention and motivation to achieve performance goals that will help to drive the success of the entire organization and to drive growth in shareholder value.

Orion does not rely on a targeted ratio for individual NEOs in relation to each other or in relation to the CEO – but rather considers internal pay equity in combination with a variety of other factors.  We will continue to monitor internal pay equity among the named officer group, and will in future consider how compensation for that group compares to employees in the rest of the Company.

Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these experienced and valuable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) annually to reflect, among other things, economic conditions, base salaries for comparable positions from a review of market data discussed previously, the tenure of the officers, and the base salaries of the officers relative to one another.

Performance-Based Incentive Compensation, page 20

17.
We note your disclosure on page 21 that your Target Pool amount for 2009 was $654,700.   It is unclear how you determined this amount. In future filings, please describe how you calculate this amount.  Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  Our Target Pool amount is calculated as the sum of target award opportunities for the four executives participating in the pool.  In future filings we will present the information in narrative and tabular form for clarification, as provided in the draft disclosure for the most recently completed fiscal year below to address the Staff’s comments:

2009 Bonuses – EIP
In 2009, we set our NCF Target at $35.4 million, slightly below our 2008 target, which was based on our internal financial projections and the overall economic environment.  Our Target Award Opportunity is derived as a percentage of salary, as determined and set by the Compensation Committee, and is set forth in the table below.

Named Executive Officer Annual Incentive Opportunity (EIP Plan)
Name	Applicable Annual Incentive Plan	Target Allocation (% of Pool)	Target Award Opportunity (% of Salary)	Maximum Award Opportunity (% of Salary)	Target Award Opportunity ($)	Maximum Award Opportunity ($)
Mr. Pearson	EIP	44.5%	70%	140%	291,200	582,400
Mr. Stauffer	EIP	20.3%	50%	100%	132,500	265,000
Mr. Rose	EIP	17.6%	50%	100%	115,500	231,000
Mr. Kennedy	EIP	17.6%	50%	100%	115,500	231,000
			Total Target Award Opportunity		654,700

The sum of the target award opportunities for the four executives who participate in the EIP Plan is $654,700, which is equal to our Target Pool amount for 2009. The target allocation per participant is expressed as a percentage of the executive’s target award opportunity to the Target Pool amount.

18.
We note your disclosure the 75% of the total bonus pool is available to pay the Incentive bonus to the participants in the EIP. Further, we note that the incentive bonuses payable to Mssrs. Pearson, Stauffer, Kennedy and Rose were 44.5%, 20.3%, 17.6% and l7.6% of the aggregate bonus pool, respectively. It is unclear how you determined the percentage of the aggregate bonus pool payable to each of these named executive officers.  In future filings, please include disclosure explaining how the percentage was determined.  Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  In future filings we will present the information in narrative and tabular form, similar to the discussion accompanying Item 17 which provides draft disclosure for the most recently completed fiscal year of 2009 to apply the Staff’s comments.  As indicated above, the target percentage allocation per executive officer is expressed as a percentage of the executive’s target award opportunity to the Target Pool amount.

19.
We note that the Compensation Committee determined that Mr. Rose only partially met his 2009 individual performance goals, and therefore he did not receive a discretionary award. In future filings, please disclose how the Compensation Committee determines whether or not a discretionary award will be paid.  For example, does the executive officer have to meet all of his individual performance goals to receive a discretionary award?  Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  In future filings we will present the information in narrative and tabular form, similar to the table accompanying Item 17 which provides draft disclosure for the most recently completed fiscal year to apply the Staff’s comments.  The individual performance opportunities are comprised of specific goals, each with a weighting determined by the Compensation Committee.  An individual performance goal that is met will be paid according to its weighting if all other factors are met.  An executive may qualify for a discretionary bonus without meeting all individual performance goals; however in 2009, the financial performance of the operations under Mr. Rose’s direction were not met, and the Compensation Committee did not award a discretionary bonus. Below is draft disclosure from the Company’s Proxy Statement on Schedule 14A which is revised to address the Staff’s comments:

James L. Rose – Executive Vice President
2009 performance goals for Mr. Rose were to meet financial performance targets for operations under his direction and to further his professional growth through executive level courses. The Compensation Committee determined that Mr. Rose only partially met these objectives, and received a bonus for the individual components that were met, based on the weighting of those objectives. The Compensation Committee did not award a discretionary bonus to Mr. Rose, as the financial performance of the operations under his direction did not meet expectations, among other factors.

20.
 We note that under the SIP, each participant has a target bonus equal to 30% to 50% of the participant's base salary. We further note that the target bonus for Mr. Buchler was set at 50% of his earned base salary for 2009.  In future filings, please disclose how the Compensation Committee determines the percentage of base salary that will constitute the bonus. Based on the results for the most recently completed fiscal year, please provide us  supplementally with draft disclosure showing how you will present this information in future filings.

Response:  In future filings, the Company will disclose how the Compensation Committee determines the percentage of base salary that will constitute the bonus in greater detail.  The draft disclosure below revises our disclosure for the most recently completed fiscal year to apply the Staff’s comments.

2009 Bonuses – SIP (Mr. Buchler).
Mr. Buchler, our Executive Vice President, General Counsel and Secretary, had a target bonus equal to 50% of his earned base salary for 2009. The determination of the target bonus amount as a percentage of salary is set by the Compensation Committee and is based on the Company’s belief that there should be a strong relationship between pay and corporate performance in relation to the executive’s position within the Company.   Although Mr. Buchler participates in the SIP Plan, he is an employee of the corporate office and therefore the factors comprising his bonus do not include a subsidiary component or a safety component such that 75% of Mr. Buchler’s bonus was based on our NCF for 2009, and 25% was based on individual goals.

21.
We note that Mr. Buchler is a participant in the SIP, and therefore his bonus is determined by the four factors listed on page 20, including overall company performance and subsidiary financial performance.  However, we also note your disclosure on page 22 that 75% of Mr. Buchler’s bonus was based on your NCF for 2009, and 25% was based on individual goals.  In future filings, please clarify this discrepancy. To the extent that Mr. Buchler’s bonus is determined by the four factors listed on page 20, please disclose in future filings the target and actual results that were used to measure overall company performance, the individual goals set for Mr. Buchler, and the subsidiary that was used to determine Mr. Buchler’s bonus. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  Mr. Buchler is an employee of the corporate office, and therefore is not subject to measurement of subsidiary financial performance, but only overall company performance as well performance of his individual goals.  Our future filings will clarify this language, as shown in the draft disclosure below:

2009 Bonuses – SIP (Mr. Buchler).
Mr. Buchler, our Executive Vice President, General Counsel and Secretary, had a target bonus equal to 50% of his earned base salary for 2009. The determination of the target bonus amount as a percentage of salary is set by the Compensation Committee and is based on the Company’s belief that there should be a strong relationship between pay and corporate performance in relation to the executive’s position within the Company.   Although Mr. Buchler participates in the SIP Plan, he is an employee of the corporate office and therefore the factors comprising his bonus do not include a subsidiary component or a safety component such that 75% of Mr. Buchler’s bonus was based on our NCF for 2009, and 25% was based on individual goals.

Summary Compensation Table, page 26

22.
We note that Mr. Buchler was awarded a separate discretionary bonus of $13,221 that appears to have been paid in addition to the amount awarded pursuant to the individual component of his bonus calculation under the SIP.  In addition, we note that each of the named executive officers received a signing bonus upon execution of their employment agreements in 2009, as disclosed in footnote two to the Summary Compensation Table.  In future filings, please report any discretionary cash bonus paid that was not based on any performance criteria in the "Bonus" column of the Summary Compensation Table.  See Question 119.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response:  In future filings, the Company will disclose any discretionary cash bonus payments in the “Bonus” column of the Summary Compensation Table.  The draft disclosure is included in the table in Item 24.

23.
We note your disclosure in footnote three that the amount reported in the "Stock Awards" column for 2009 "represents the pro-rata compensation costs recognized in 2009 based on the fair value of the award on the day of grant." In future filings, please do not disclose the pro-rata compensation costs, but instead the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In particular, the value in the stock awards column for 2009 should be consistent with the value of the same stock awards disclosed in the Grants of Plan Based Awards table. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Item 402(c)(2)(v) of Regulation S-K and Question 119.20 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response:  In future filings the Company will report the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and will be consistent with the value as reported in the Grants of Plan Based Awards table.  Draft disclosure is presented in the excerpt of the table below Item 24 for the Company’s future filings.

24.
We note your disclosure in footnote five that the amount reported in the "Option Awards" column is "the compensation costs recognized in 2009 for awards granted in 2009 and in prior years." Please note that the aggregate grant date fair value as of the date of grant should be reported for the option awards. In future filings, please disclose the aggregate grant date fair value of the option awards as computed in accordance with FASB ASC Topic 718.  Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Item 402(c)(2Xvi) of Regulation S-K and SEC Release No. 33-9089 (December 16, 2009).

Response:  In future filings the Company will report the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 as of the date of grant. Draft disclosure is presented in the revised Summary Compensation Table below in respect of the Company’s most recently completed fiscal year to address the Staff’s comments.

Summary Compensation Table
The table below sets forth information regarding compensation earned by, awarded to or paid to the Company’s principal executive officer, principal financial officer and the three other named executive officers of the Company serving as executive officers at the Company’s fiscal year ending December 31, 2009, 2008  and 2007, (collectively, the “Named Executive Officers”).

Name and Principal Position	Year	Salary $	Bonus $(2)	Stock Awards $ (3)(4)	Option Awards $ (5)	Incentive Plan Compensation $ (1)	All Other Compensation $	Total $
J. Michael Pearson	2009	423,385	20,000	325,000	325,000	601,857	26,000 (6)	1,721,242
President and Chief	2008	398,077	--	--	193,795	280,000	25,250 (6)	883,122
Executive Officer	2007	300,000	--	250,000	261,000	1,357,204	25,250 (6)	2,193,454
Mark R. Stauffer	2009	269,520	20,000	175,000	175,000	282,606	21,534 (7)	943,660
Executive Vice President	2008	249,439	--	--	133,310	160,000	20,700 (7)	563,449
and Chief Financial Officer	2007	220,000	--	--	747,550	1,011,949	15,000 (7)	1,994,499
Elliott J. Kennedy	2009	235,020	15,000	125,000	125,000	250,938	4,628 (8)	755,586
Executive Vice President	2008	219,615	--	--	83,715	110,000	4,596 (8)	417,926
	2007	200,000	--	48,749	294,873	264,396	4,882 (8)	812,900
James L. Rose	2009	234,635	15,000	125,000	125,000	196,637	7,155 (9)	703,427
Executive Vice President	2008	208,960	--	--	83,715	120,000	7,020 (9)	419,695
	2007	155,000	--	--	258,329	245,714	7,020 (9)	666,063
Peter R. Buchler (10)	2009	73,558	15,000	87,500	220,700	50,000	3,600 (11)	450,358
Vice President, General Counsel and Secretary

  See the discussion of “Performance Based Incentive Compensation”, above.
  Upon execution of their employment agreements in December 2009, the named executive officers received a signing bonus
  In 2009, each named executive officer received an award of stock, which is restricted over the vesting period of three years.  The amount represents the fair value of the award on the day of grant of $19.11.
  In 2007, this represents the fair value on the day of award of 18,519 shares of fully vested common stock awarded to Mr. Pearson and 3,611 shares of fully vested common stock awarded to Mr. Kennedy.
  Represents grant date fair value of awards granted in 2009 calculated in accordance with FASB Codification Topic 718.
  For Mr. Pearson, this amount reflects an automobile allowance provided to him of $15,000, $15,000 in each year, and the Company’s matching contribution to his account under the Company’s 401(k) Plan in the amount of $11,000, $10,250, and $10,250 for 2009, 2008 and 2007, respectively.
  For Mr. Stauffer, this amount reflects an automobile allowance provided to him of $11,400, $11,400 and $5,700 and the Company’s matching contribution under the Company’s 401(k) Plan in the amount of $10,134, $9,300 and $9,300 for 2009, 2008 and 2007, respectively.
  For Mr. Kennedy, this amount reflects the value of use of a company-provided vehicle of $228, $496 and $782 and the Company’s matching contribution under the Company’s 401(k) Plan in the amount of $4,400, $4,100 and $4,100 in 2009, 2008 and 2007, respectively.
  For Mr. Rose, this amount reflects an automobile allowance of $7,155 in 2009 and $7,020 in each of 2008 and 2007.
  Mr. Buchler joined the Company in September, 2009.
  For Mr. Buchler, this amount reflects relocation expense reimbursement in 2009.
Grants of Plan Based Awards, page 27

25.
We note that you have indicated that the threshold for payouts under the Non-Equity Incentive Plan is "$0" and that there is no maximum.  Please note that the threshold amount refers to the minimum amount payable for a certain level of performance under the plan. The amount that would be considered the "threshold" under both your EIP and SIP is the amount that would be paid when 80% of the Net Cash Flow target is achieved. Similarly, the target is the amount that is payable if the set performance target is achieved, not the amount that is actually paid out to the named executives. Finally, the maximum amount refers to the maximum payout possible under the plan. In future filings, please revise the Grants of Plan Based Awards table to provide the threshold, target and maximum payouts. Based on the results for the most-recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Instruction 2 to Item 402(d) of Regulation S-K.

Response:  The table below presents draft disclosure for the most recently competed fiscal year to apply the Staff’s comments:

		As of December 31, 2009 Estimated Future Payout Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards Shares or Units (#)(2)	All Option Awards: Number of Securities Underlying Options(#)(3)	Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold $	Target $	Maximum $
J. Michael Pearson	Incentive	72,800	291,200	582,400
	11/19/09				17,007	38,190	19.11	650,000
Mark R. Stauffer	Incentive	33,125	132,500	265,000
	11/19/09				9,158	20,564	19.11	350,000
Elliott J. Kennedy	Incentive	28,875	115,500	231,000
	11/19/09				6,541	14,689	19.11	250,000
James L. Rose	Incentive	28,875	115,500	231,000
	11/19/09				6,541	14,689	19.11	250,000
Peter R. Buchler	Incentive	9,195	36,779	79,558
	9/1/09				--	15,000	19.59	133,200
	11/19/09				4,579	10,282	19.11	175,000

  As described above, bonus awards under the EIP and SIP are based on the achievement of a combination of financial performance by the Company and individual goals by each named executive.
  Awards of stock were issued under the LTIP.  Provided the named executive officer remains continuously employed with the Company, the stock awards will vest with respect to 33% of the shares on the first anniversary of the grant date (November 19, 2010) and one-thirty-sixty of the shares thereafter upon completion of each full month following the first year anniversary, such that all shares are fully vested on the third anniversary of the grant date.
  The option awards were issued under the LTIP.  Provided the named executive officer remains continuously employed with the Company, the option awards will vest with respect to 33% of the underlying shares on the first anniversary of the grant date (November 19, 2010) and one-thirty-sixth of the underlying shares upon the completion of each full month following the first year anniversary, such that all options are fully vested on the third anniversary of the grant date.
  The amounts shown reflect the grant date fair value of the applicable stock and option awards
26.
We note that the stock and option awards in 2009 were made under your LTIP.  We note further your disclosure on page 23 that the Compensation Committee determines the LTIP awards on an annual basis. In future filings, please disclose how the Compensation Committee determined the type and amount of the awards made during the fiscal year pursuant to the LTIP for each of the named executive officers. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  In future filings, the Company will disclose the methodology used to grant the type and amount of awards pursuant to the LTIP, and has provided draft disclosure below:

Amount.  Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer’s position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant.
The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:
  Target total direct compensation levels and referenced survey data — as discussed above, we include the grant date present value of all equity-based awards received during the year in our calculation of target total direct compensation, and in evaluating the target total direct compensation levels for our named executive officers.  For fiscal 2009, we generally considered target TDC somewhere between the market median and 75th percentile for comparable positions in the market data as our primary reference point;
  The total number of shares then available to be granted; and
  Potential shareholder dilution.
Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer’s contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

FORM 8-K FILED JULY 1, 2010

27.
We note that you filed your credit agreement with Wells Fargo as an exhibit to your current report on Form 8-K filed on July 1, 2010.  However, it does not appear that you filed all the exhibits and schedules to this agreement when you filed it. In your next Exchange Act filing please file the full credit agreement, including all exhibits and schedules.

Response:  The Company will file all exhibits and schedules to the credit agreement with Wells Fargo in its next Exchange Act filing.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our answers above appropriately respond to the Staff’s comments.  Please do not hesitate to contact me by telephone at (713) 852-6500 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark R. Stauffer
Mark R. Stauffer
Executive Vice President and Chief Financial Officer